

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2021

Peter Yin
Chief Financial Officer
R F Industries Ltd.
7610 Miramar Road, Bldg. 6000
San Diego, CA 92126-4202

Re: R F Industries Ltd.
Registration Statement on Form S-3
Filed November 8, 2021
File No. 333-260851

Dear Mr. Yin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Istvan Benko